Vedder Price	VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312•609•7500
FAX: 312•609•5005

BYRON D. HITTLE
312-609-7678	OFFICES IN CHICAGO, NEW YORK CITY, WASHINGTON, D.C.
bhittle@vedderprice.com	AND ROSELAND, NEW JERSEY

November 16, 2006
VIA EDGAR
Division of Investment Management
United State Securities and Exchange Commission
180 F Street, N.E.
Washington, DC 20549
Attn: Mr. John Grzeskiewicz

Re:	DWS Dreman Value Income Edge Fund, Inc. (the “Fund”)
File Numbers 811-21949; 333-137385
To the Commission:
     Filed herewith is Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Funds’s registration statement on Form N-2 relating to the Fund’s proposed initial public offering of common stock. The purpose of Amendment No. 2 is to complete certain information required by Form N-2, including the Fund’s audited statement of assets and liabilities and notes thereto, as of November 9, 2006, to reflect minor revisions to the disclosure, and to file exhibits to the registration statement. On Friday, November 17, 2006, the Fund expects to file another Pre-Effective amendment to file additional exhibits and register additional securities, if necessary, and concurrently request for acceleration of effectiveness of the registration statement for the morning of Tuesday, November 21, 2006. The Fund expects to price its shares of common stock after the close of business on November 21, 2006 and expects the closing to occur on Tuesday, November 28, 2006.
     Accordingly, on behalf of the Fund, I respectfully request that you provide us with any additional comments to the registration statement as soon as possible, and no later than Friday, November 17, 2006.

Division of Investment Management
November 16, 2006

     Please call the undersigned at (312) 609-7678 or Deborah Bielicke Eades at (312) 609-7661 with any questions or comments. Thank you.

Sincerely,

/s/ Byron D. Hittle

Byron D. Hittle
BDH/nak
cc: Mr. James M. Wall